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SECURIT[illegible] ISSION

02021357

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45406

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NICHOLAS-APPLEGATE SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 West Broadway, 30th Floor
(No. and Street)

San Diego (City) CA (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. William Maher 619-687-2950
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) CA (State) 90071 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

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OATH OR AFFIRMATION

I, Charles William Maher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nicholas-Applegate Securities, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

CHERAL A. JONES
Commission # 1308?18
Notary Public - California
San Diego County
My Comm. Expires Jun 30, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICHOLAS APPLEGATE SECURITIES
(A California Limited Partnership)

Table of Contents

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Partners
Nicholas Applegate Securities L.P.:

We have audited the accompanying statement of financial condition of Nicholas Applegate Securities L.P. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Nicholas Applegate Securities L.P. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 15, 2002

NICHOLAS APPLEGATE SECURITIES
(A California Limited Partnership)

Statement of Financial Condition

December 31, 2001

Assets

Cash and cash equivalents	$	225,485
Prepaid expenses		66,574
Shareholder service fees receivable		17,662
Due from affiliate		400,000
Total assets	$	709,721

Liabilities and Partners' Capital

Accrued personnel and related expenses	$	133,391
Accounts payable and accrued expenses		6,301
Total liabilities		139,692
Partners' capital		570,029
Total liabilities and partners' capital	$	709,721

See accompanying notes to statement of financial condition.

(1) Organization

Nicholas Applegate Securities L.P. (the Partnership), a California limited partnership, is registered as a broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. The Partnership's purpose is to serve as the distributor and provide shareholder services to the Nicholas Applegate Institutional Funds (the Trust), an affiliated management investment company registered under the Investment Company Act of 1940. The Trust currently offers two classes of shares to investors: Class I which is designated for institutional investors and Class R which is designated for retirement plans. Nicholas Applegate Capital Management (NACM), an affiliate of the Partnership, is a registered investment advisor and provides advisory services to the Trust.

Prior to January 31, 2001, the general and limited partnership interests in the Partnership were held by Nicholas Applegate Capital Holdings L.P. and Nicholas Applegate Global Holdings Co. L.P., respectively. On January 31, 2001, MacIntosh LLC and MacIntosh GP Sub LLC, each wholly owned subsidiaries of Allianz of America Inc. (AZOA), acquired 100% of the limited and general partnership interests in the Partnership, respectively. AZOA is a wholly owned subsidiary of Allianz AG, a global insurance company engaging in property and casualty protection, life and health insurance, and asset management.

On July 1, 2001, MacIntosh LLC merged with Allianz GP Sub LLC, also a wholly owned subsidiary of AZOA, and acquired 100% ownership in MacIntosh GP Sub LLC. On January 1, 2002, the merged entity of MacIntosh LLC and Allianz GP Sub LLC was renamed Allianz Dresdner Asset Management of America LLC. Also, on January 1, 2002, the Partnership was converted from a limited partnership to a Delaware limited liability company.

The Partnership does not carry security accounts for customers and does not perform custodial functions relating to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on deposit with a financial institution.

(b) Distribution and Servicing Fees

Pursuant to the distribution and shareholder servicing agreements with the Trust, the Partnership has the right to receive distribution fees and shareholder servicing fees equal to 0.25% and 0.25%, respectively, of the average daily net assets of the Class R shares of the Funds which comprise the Trust. The Funds which comprise the Trust have not activated the distribution fee agreement, and accordingly, are only receiving shareholder servicing fees. Distribution and servicing fees are recognized as the services are performed.

(c) Income Taxes

The Partnership, as a limited partnership, is not subject to federal and state income tax. Ultimately, the general and limited partner of the Partnership are required to include their proportionate share of the Partnership's income or loss on their respective tax returns.

(Continued)

(d) ***Fair Value of Financial Instruments***

The carrying value of the Partnership's financial instruments approximates fair value. The carrying value of cash and cash equivalents, shareholder service fees receivable, and accounts payable and accrued expenses approximates fair value due to their short maturity.

(e) ***Concentration of Credit Risk***

The Partnership has $125,485 on deposit with a financial institution in excess of federally insured depository limits. It is the Partnership's policy to periodically monitor the credit standing of this institution, a major commercial bank.

(f) ***Use of Estimates in the Preparation of Statement of Financial Condition***

The statement of financial condition has been prepared in accordance with principles generally accepted in the United States of America, which require management to make estimates and assumptions that could affect the reported amounts and disclosures in the statement of financial condition. Actual results could differ from those estimates.

(3) Related Party Transactions

NACM provides personnel, office space, and certain other support services to the Partnership. The officers of the Partnership are also employed by NACM.

During the successor period, NACM paid and allocated all direct operating expenses to the Partnership. Shared expenses for employees who work at NACM and the Partnership, such as payroll, profit sharing, and employee benefits, were paid by NACM and allocated to the Partnership based on the percentage that each shared employee was utilized by the Partnership. Overhead paid by NACM, such as rent, depreciation, and insurance, was allocated to the Partnership in the proportion that the Partnership's full-time employees bear to all full-time employees of the Partnership and NACM combined.

Employees of the Partnership are enrolled in NACM's 401(k) and profit sharing plans.

The Partnership, at its discretion, may pay state registration fees and other expenses on behalf of the Trust and is reimbursed as funds become available. As of December 31, 2001, there are no outstanding reimbursements receivable.

(4) Pending Litigation

The Partnership is subject to various pending and threatened legal actions, which arise in the normal course of business. In the opinion of management, the disposition of claims currently pending and threatened will not have a material adverse effect on the Partnership's financial position or results of operations.

(Continued)

(5) Net Capital

The Partnership is subject to the Uniform Net Capital rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Partnership had net capital of $81,283, which was $71,191 in excess of its required net capital of $9,312. The Partnership's net capital ratio was 1.72 to 1.

KPMG

NICHOLAS APPLEGATE SECURITIES

(A California Limited Partnership)
(SEC Identification No. 8-45406)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon)

Filed in accordance with Rule 17a-5(e)(3) as a Public Document.